Viisage Technology, Inc.

296 Concord Road

Billerica, MA 01821

April 3, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attn.: Stephen G. Krikorian, Branch Chief – Accounting

Re:	Viisage Technology, Inc.

Form 8-K filed on March 24, 2006

File No. 0-21559

Ladies and Gentlemen:

Viisage Technology, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 27, 2006 (the “Comment Letter”) to Mr. Bradley T. Miller, Chief Financial Officer of the Company, with respect to the Current Report on Form 8-K, which was filed with the Commission on March 24, 2006. Filed herewith as EDGAR correspondence are the amended Form 8-K/A and this response letter.

The response set forth below has been organized in the same manner in which the Commission’s comments were organized. A hard copy of this letter is being delivered under separate cover to Tamara Tangen of the Commission.

Form 8-K filed on March 24, 2006

1.	Revise to state whether the former accountant resigned, declined to stand for reelection or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the former accountant “will no longer serve”, as that wording is unclear to a reader.

In response to the Staff’s comment, the Company is filing an amended Current Report on Form 8-K/A which indicates that the Company’s accountants resigned.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (978) 932-2466 if you have any questions. Thank you for your assistance.

Very truly yours,

/s/ Elliot J. Mark

Elliot J. Mark

Senior Vice President and General Counsel

cc:	Tamara Tangen (at SEC)

Bradley T. Miller